# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Royalty Management Holding Corp, CIK 0001843656
CUSIP: 02369M102
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 12115 VISIONARY WAY,, SUITE 174,, FISHERS, Indiana (IN), 46038
Date of event which requires filing of this statement: 10/31/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001991419

## Reporting persons
- Midwest General Investment Co LLC: type of reporting person: investment company (IV); citizenship or place of organization: United States (X1); sole voting power 995,953; shared voting power 0; sole dispositive power 995,953; shared dispositive power 0; aggregate amount beneficially owned 995,953 (7% of the class)
  Comment: The Reporting Person/Entity previously filed a Schedule 13D on November 8, 2023. That filing was made in error. The Reporting Person/Entity was, and remains, eligible to report beneficial ownership on Schedule 13G pursuant to Rule 13d-1(c). This Schedule 13G is being filed to correct the reporting person's beneficial ownership filing.

## Item 1. Issuer
Name of issuer: Royalty Management Holding Corp
Address of issuer's principal executive offices: 12115 VISIONARY WAY, SUITE 174, FISHERS IN 46038

## Item 2. Person Filing
Name of person filing: Midwest General Investment Company LLC
Address of principal business office or, if none, residence: 12115 VISIONARY WAY, SUITE 174, FISHERS IN 46038
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 995,953
Percent of class: 7.0%
Sole power to vote or to direct the vote: 995,953
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 995,953
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Midwest General Investment Co LLC: /s/ Mark C. Jensen, Mark C. Jensen, Manager (09/03/2026)